                                                                                                            Filed by MedImmune, Inc.
                                                                               Pursuant to Rule 425 under the Securities Act of 1933
                                                      and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934
                                                                                                             Subject Company: Aviron
                                                                                                       Commission File No. 000-20815

On December 3, 2001, the Company announced that it has entered into a definitive merger agreement under which MedImmune will acquire
Aviron through an exchange offer and merger transaction. Attached and incorporated herein by reference in their entirety as Exhibits
1 through 3 are copies of: (1) the press release announcing the transaction; (2) a transcript of the conference call held for investors on December 3, 2001, at 9:00am EST to discuss the transaction; and (3) a fact sheet distributed in conjunction with the announcement of the transaction.

This announcement may contain, in addition to historical information, certain forward-looking statements that involve risks and uncertainties. Such statements reflect management's current views and are based on certain assumptions. Actual results could differ materially from those currently anticipated as a result of a number of factors, including risks and uncertainties discussed in
MedImmune's and Aviron's filings with the SEC. MedImmune and Aviron are developing products for potential future marketing. There can be no assurance that such development efforts will succeed, that such products will receive required regulatory clearance or that, even if such regulatory clearance were received, such products would ultimately achieve commercial success. There can be no assurance that the offer and merger will close or that Aviron will be integrated successfully or without unanticipated costs.

We urge the Aviron stockholders and other investors to read the registration statement on Form S-4, Schedule TO, preliminary prospectus, supplements, final prospectus and other exchange offer documents which will be filed by MedImmune with the Securities and Exchange Commission and the related solicitation/recommendation statement which will be filed by Aviron with the SEC. These documents will contain important information which should be read carefully before any decision is made with respect to the offer.
When documents are filed with the SEC, they will be available for free at the SEC's website at www.sec.gov. Documents are available for free from the contact persons above.
                                                                   ***
                                                                                                                           Exhibit 1
MEDIMMUNE TO ACQUIRE AVIRON IN EXCHANGE OFFER VALUED AT $1.5 BILLION

                                -    Aviron's FluMist(TM)Expected to Strengthen MedImmune's Industry-Leading
                                                              Franchise in Infectious Disease -

- MedImmune Provides Preliminary 2002 Guidance and Five-Year Goals -

Gaithersburg, MD and Mountain View, CA, December 3, 2001 -- MedImmune, Inc. (Nasdaq: MEDI) and Aviron (Nasdaq: AVIR) announced today that they have entered into a definitive merger agreement under which MedImmune will acquire Aviron through an exchange offer and merger transaction. This transaction offers 1.075 MedImmune shares for each Aviron share. Based upon MedImmune's closing price of
$44.10 on November 30, 2001, this transaction values Aviron at $47.41 per share, or approximately $1.5 billion, net of cash.

"Our acquisition of Aviron represents an excellent strategic fit and an opportunity to generate substantial growth in the near and long-term," commented David M. Mott, chief executive officer of MedImmune. "We believe that adding FluMist to our existing lead product, Synagis(R)(palivizumab), could enable MedImmune to join the elite group of biotechnology companies that have more than one product with greater than $1 billion in annual sales potential. Aviron also adds vaccine technology that is synergistic with our established platform in infectious disease and immunology. Given our strengths in research and development, manufacturing and regulatory affairs, we are well suited to analyze the FluMist opportunity and enhance Aviron's current efforts to gain final regulatory approval for the product. Our objective, consistent with Aviron's previously stated goal, is to launch FluMist in 2002, which would diversify and expand our revenue base and have the potential to significantly accelerate our revenue and earnings growth rates from 2003 through 2006."

C. Boyd Clarke, chief executive officer and chairman of Aviron, said, "The combination of MedImmune and Aviron creates a premier biotech company with the potential to significantly enhance shareholder value for both companies - beyond what either could achieve on its own. MedImmune has the skills, experience and resources to help us ensure that the commercial potential of FluMist and our other vaccine candidates is maximized. At the same time, our shareholders will have the opportunity to benefit from the continued
growth and success of MedImmune's currently marketed products and strong pipeline. Our board has concluded that this transaction is in the best interest of shareholders."

Pursuant to a 1999 agreement, Wyeth-Lederle Vaccines, a division of American Home Products, would co-promote FluMist in the U.S.
with Aviron, and would be responsible for distributing the product throughout most of the rest of the world. Aviron is responsible for worldwide manufacturing of the first generation frozen FluMist product, and the companies have shared responsibility for manufacturing the second generation liquid FluMist product. Wyeth will record all sales of the product to end-users and Aviron will record manufacturing revenues, milestones and royalties on Wyeth's sales. MedImmune estimates that its revenues and operating income from FluMist will approximate half of the worldwide end-user sales of the product and half of the overall profitability from the product.

Aviron is a leader in the development of live, attenuated vaccines and, in addition to FluMist, has vaccines for prevention of
Epstein-Barr virus, parainfluenza type 3, and cytomegalovirus in clinical development. Earlier stage research programs include vaccines for respiratory syncytial virus and herpes simplex virus.

Under the terms of the agreement, a subsidiary of MedImmune will commence an offer to exchange 1.075 shares of MedImmune common stock for each outstanding Aviron share. The exchange ratio is not subject to a collar. The exchange offer will be followed by a merger to complete the transaction for the same price for all shares not tendered through the exchange offer. The exchange offer will be subject to customary closing conditions, including that at least a majority of Aviron's diluted shares have been tendered, antitrust clearance obtained, and no material adverse change to Aviron. The transaction is expected to be tax free to Aviron shareholders. The transaction is anticipated to close in the first quarter of 2002. The acquisition is expected to be dilutive in
2002, neutral in 2003 and significantly accretive thereafter to cash earnings before amortization of acquisition intangibles and deal costs.

Mr. Mott added, "Aviron's employees and management have done a tremendous job in building the value and capabilities of the company.
We look forward to welcoming the Aviron team to MedImmune and working together to build the most successful company in the biotech industry."

About FluMist
FluMist is a live, attenuated virus vaccine delivered as a nasal mist for the prevention of influenza, which was submitted to the
U.S. Food and Drug Administration for approval on October 31, 2000. Aviron received a Complete Response Letter from the FDA on
August 31, 2001. Aviron expects to file a response to this letter by December 31, 2001 and is working to achieve approval of the product for the 2002 flu season. Approximately 75 million influenza vaccine doses were believed to have been manufactured for use in the U.S. for the 2000/2001 influenza season. Given FluMist's ease of administration, MedImmune believes this already large market has the potential to grow substantially, primarily through expansion in the pediatric and adolescent markets. MedImmune has established end-user sales goals for FluMist of $500 million within three years of launch and $1 billion within five years of launch.

MedImmune's 2002 Preliminary Financial Guidance and Long-Term Goals
MedImmune is providing the following forward-looking information as a convenience to investors. The guidance and objectives assume the acquisition of Aviron closes in first quarter 2002. They also assume both the continued growth and success of MedImmune's existing business (primarily including sales of Synagis, Ethyol(R)(amifostine) and CytoGam(R)(cytomegalovirus immune globulin intravenous (human)) and the successful launch of FluMist in the U.S. in third-quarter 2002. The guidance and objectives are based upon numerous assumptions, many of which MedImmune cannot control and which may not develop as MedImmune expects. Consequently, actual results may differ materially from the guidance and objectives described herein. Please refer to the Disclosure Notice below.
MedImmune expects to provide updated guidance following the closing of the acquisition and completion of purchase accounting adjustments. Guidance and objectives provided below refer to cash earnings per share which exclude the impact of any in-process
R&D writeoffs, amortization of intangibles and other purchase accounting related items, which have yet to be finalized.

For the year ending December 31, 2002:
Total revenues are projected to reach approximately $900 million and cash earnings per share, excluding transaction related expenses, are expected to be $0.65 to $0.70.

Long-Term Goals
2003 revenues are expected to reach $1.1 billion to $1.25 billion and cash earnings per share are expected to be $1.15 to $1.20.
From 2003 - 2006, MedImmune's goal is to achieve compound annual growth in revenues in excess of 25 percent and annual growth in earnings per share of over 30 percent. Achievement of these goals will result in 2006 revenues in excess of $2.1 billion and cash earnings per share in excess of $2.50.

Webcast
MedImmune is offering a live webcast of a discussion by MedImmune and Aviron management members regarding this merger today
(December 3, 2001) at 9:00 a.m. EST. The webcast may be accessed on MedImmune's website at www.medimmune.com. A replay of the webcast will also be available via our website until midnight December 10, 2001. An audio replay of the webcast will be available beginning at 11 a.m. EST on December 3, 2001 until midnight December 10, 2001 by calling (719) 457-0820. The passcode for the audio replay is 459628.

About Aviron
Aviron is a biopharmaceutical company headquartered in Mountain View, California, focused on prevention of disease through innovative vaccine technologies. The company's product portfolio includes: FluMist(TM), a live virus vaccine delivered as a nasal mist for the prevention of influenza; a live parainfluenza virus type 3 vaccine; a vaccine to prevent Epstein-Barr virus, and a cytomegalovirus vaccine. For more information on Aviron, visit the company's website at www.aviron.com.

About MedImmune
MedImmune, Inc. is a fully integrated biotechnology company focused on developing and marketing products that address medical needs in areas such as infectious disease, immune regulation and cancer. Headquartered in Gaithersburg, Maryland, MedImmune has
manufacturing facilities in Frederick, Maryland and Nijmegen, the Netherlands. MedImmune markets five products, including:
Synagis(R)(palivizumab), which is marketed for the prevention of serious lower respiratory tract disease caused by respiratory syncytial virus in pediatric patients at high risk of RSV disease, which is prominent in the Northern Hemisphere from October through May (see full prescribing information at www.medimmune.com); Ethyol(R), which is marketed for the reduction of both cumulative renal toxicity associated with repeated administration of cisplatin in patients with advanced ovarian cancer or non-small cell lung cancer and moderate to severe xerostomia in patients undergoing post-operative radiation treatment for head and neck cancer, where the radiation port includes a substantial portion of the parotid (see full prescribing information at
www.medimmune.com); and CytoGam(R), which is marketed for the prophylaxis against cytomegalovirus disease associated with transplantation of kidney, lung, liver, pancreas, and heart (see full prescribing information at www.medimmune.com). MedImmune also has six products in various stages of clinical testing for a number of diseases and a several more product candidates in preclinical testing. For more information on MedImmune, visit the company's website at www.medimmune.com.

DISCLOSURE NOTICE: This announcement may contain, in addition to historical information, certain forward-looking statements that involve risks and uncertainties. Such statements reflect management's current views and are based on certain assumptions. Actual results could differ materially from those currently anticipated as a result of a number of factors, including risks and uncertainties discussed in MedImmune's and Aviron's filings with the SEC. MedImmune and Aviron are developing products for potential future marketing. There can be no assurance that such development efforts will succeed, that such products will receive required regulatory clearance or that, even if such regulatory clearance were received, such products would ultimately achieve commercial success. There can be no assurance that the offer and merger will close or that Aviron will be integrated successfully or without unanticipated costs.

Aviron stockholders and other investors are urged to read the registration statement on Form S-4, Schedule TO, preliminary prospectus, supplements, final prospectus and other exchange offer documents which will be filed by MedImmune with the Securities and Exchange Commission and the related solicitation/recommendation statement which will be filed by Aviron with the SEC. These documents will contain important information which should be read carefully before any decision is made with respect to the offer.
When documents are filed with the SEC, they will be available for free at the SEC's website at www.sec.gov. Documents are available for free from the contact persons above.
                                                                   ***
                                                                                                                           Exhibit 2
MedImmune, Inc.
Conference Call Text
December 3, 2001

Conference call operator: Provides a general introduction and instructions to attendees and then turns the call over to Lori Weiman,
Senior Director, Corporate Communications. (The participants will be in listen only mode.) Weiman: Good morning everyone, and welcome to MedImmune's and Aviron's conference call to discuss the acquisition of Aviron by MedImmune. Let me start by introducing the speakers of today's conference: with me here in Maryland are Mr. David Mott, MedImmune's Chief Executive Officer and Dr. Jim
Young, MedImmune's President of Research and Development. Also joining, from his office in Mountain View California is Mr. C. Boyd
Clarke, the Chief Executive Officer and Chairman of Aviron. During this conference call, we will discuss the fundamentals of the new relationship forged between Aviron and MedImmune, as announced this morning, as well as the business outlook for the combined organization going forward. Let me remind you that in this call, management may present, in addition to historical information, forward-looking statements. As you know, forward-looking statements involve substantial risks and uncertainties that reflect management's current views that are based on certain assumptions. Actual results could differ materially from those currently anticipated as a result of a number of factors, including risks and uncertainties discussed in MedImmune's and Aviron's filings with the SEC. MedImmune and Aviron are developing products for potential future marketing. There can be no assurance that such development efforts will succeed, that such products will receive required regulatory clearance or that, even if such regulatory clearance were received, such products would ultimately achieve commercial success. Further, there can be no assurance that the offer and merger will close or that will it be integrated successfully or without unanticipated costs.

Aviron stockholders and other investors are urged to read the registration statement on Form S-4, Schedule TO, preliminary prospectus, supplements, final prospectus and other exchange offer documents which will be filed by MedImmune with the Securities and Exchange Commission and the related solicitation/recommendation statement which will be filed by Aviron with the SEC. These documents will contain important information which should be read carefully before any decision is made with respect to the offer.
When documents are filed with the SEC, they will be available for free at the SEC's website at www.sec.gov. Documents are also available free of charge by contacting the investor relations departments at either Medimmune or Aviron.

And now, I would like to introduce David Mott, MedImmune's chief executive officer for a review of today's announcement.

Mott: Thank you, Lori. Good Morning. I am very pleased to be able to present to you a transaction which I believe provides a tremendous opportunity for both MedImmune's and Aviron's shareholders. Let me begin by describing the structure and terms of the transaction. MedImmune and Aviron have entered into a definitive merger agreement under which MedImmune will acquire Aviron through an exchange offer and merger transaction. This transaction offers 1.075 MedImmune shares for each Aviron share. Based upon
MedImmune's closing price of $44.10 on Friday, November 30, 2001, this transaction values Aviron at $47.41 per share, or approximately $1.5 billion, net of cash.

This merger is an excellent strategic fit, combining the infectious disease, respiratory disease, vaccine and pediatric capabilities of two biotech leaders. MedImmune is in a unique position to assess the risks and opportunities at Aviron and to assist the existing team at Aviron in maximizing the commercial opportunity for FluMist and the other vaccines in development. As many of you know,
MedImmune's roots lie in the vaccine business. In fact, our original name, when the company was founded in 1987, was Molecular
Vaccines. Our unique abilities to assess and execute reside in several areas. First, our President of research and development, Dr.
Jim Young, is by training a flu virologist. In addition to completing his Ph.D. in Virology, Jim did his post doctoral work in the lab of Dr. Peter Palese, one of the scientific founders of Aviron. Second, in Drs. Frank Top and Ed Connor, MedImmune has two of the
most experienced clinical researchers in the world in infectious disease, respiratory disease, pediatrics and vaccines. Third, as many of you know, MedImmune hired Dr. Peter Patriarca as our new VP of Regulatory Affairs in August. In addition to being a pediatric infectious disease expert, Peter joins us from the FDA where he was most recently Director of the Division of Viral
Vaccines responsible for reviewing FluMist for the FDA. Fourth, our VP of Marketing, Jeff Hackman, prior to joining MedImmune was
Director of Marketing for Aventis Pasteur, with responsibility for the number one flu vaccine on the market. And finally, I believe our biologics process development and manufacturing expertise, led by Dr. Gail Wasserman and Ed Goley, are well established to be among the best in the industry.

It is with the unique insights and experience of this team that we have concluded that FluMist is a very important medical product which will have a significant positive impact on public health, has a very good chance of being approved for the 2002 flu season, and has the potential to be over a $1 billion dollar product in the U.S. alone.

This transaction is also an excellent financial fit for MedImmune. We are issuing shares representing approximately 14% of MedImmune to Aviron shareholders. We expect the transaction to be dilutive in 2002, but neutral to 2003 cash EPS before the impact of amortization of intangibles and other deal related costs. We expect the transaction to provide double digit accretion in 2004 through 2006. This transaction should significantly accelerate our revenue and earnings growth through 2006, with compound annual growth in revenue and earnings from 2003 through 2006 of over 25% and 30%, respectively. Our goal is to achieve over $2.1 billion in revenues and over $2.50 in diluted earnings per share in 2006.

Finally, we believe that this transaction creates a premiere biotech company with two products in Synagis and FluMist which each have the potential to generate over $1 billion dollars a year in end-user sales. We have a tremendous combined pipeline with three products in phase 3, five products in phase 2 and a broad portfolio of earlier stage monoclonal antibody and vaccine products. Most importantly, we have a proven track record for delivering product approvals, manufacturing scale-up, commercial success and financial results. As a shareholder of both companies, I think this is a great deal, I hope you do too!

At this point I would like to hand over the call to Boyd.

Boyd Clarke and Aviron's Point of View
Thank you Dave, and welcome everyone, particularly the Aviron shareholders, to this joint conference call. We at Aviron are extremely pleased to be joining forces with MedImmune. They have truly proven themselves to be an industry leader across the spectrum of drug discovery, development, manufacturing and marketing, and we believe this transaction allows us to leverage their expertise and credibility to take our technology and assets to the next level, offering important synergies and outstanding opportunities for long-term growth. We have always been confident in our ability to secure licensure of FluMist. However, we believe that this transaction with MedImmune offers the most rapid and effective way to transform our enterprise into a commercial force.
Hence, while we expect MedImmune's capabilities to offer assistance in all of our current areas of focus, including clinical, research, and regulatory affairs, in areas such as process development and manufacturing, the merger will accelerate our ramp-up of production of FluMist following launch. MedImmune's recent accomplishments in setting new industry standards in enhancing production efficiency and yields, shows they have the knowledge and dedication necessary to help us achieve our goals of delivering FluMist to the marketplace.

We are encouraged by the commitment of MedImmune's management to the future success of our technology. Their belief in the ultimate deliverability of products from our pipeline parallels our own. The commonality of interest in the targets we are pursuing in our earlier stage pipeline is also quite apparent. In the areas of cytomegalovirus and respiratory syncytial virus in particular,
MedImmune obviously has tremendous knowledge of these areas which can benefit our programs.

We believe our shared vision of future success and the synergies shared between the two companies will offer substantially greater opportunities to all of Aviron's constituents, including patients, healthcare providers, our employees, and our shareholders. We intend to work closely with MedImmune to ensure a smooth and easy transition, and look forward to integrating our activities into one, common mission for long-term growth. I hope you share our excitement for the possibilities this merger affords both parties.

Finally, I would like to say how proud I am of the accomplishments of our team at Aviron over the two years during which I have had the opportunity to work with them. I know this team will contribute significantly to the future growth and success of MedImmune. I look forward as a shareholder to realizing the long-term benefits of this powerful combination.

With that, I would like to now turn the microphone over to Jim Young.

Jim Young and the Pipeline Update
Thanks Boyd. I would like to start off by telling you how excited I am about the merger and just take a few minutes to discuss the synergies of our two company's scientific, clinical, development and manufacturing capabilities, highlighting how Aviron's technology and capabilities further strengthen our future product potential. On a personal note, I would also like to say how thrilled I am to get back into working on influenza virus where I began my research career.

FluMist is really an incredible product, a major medical advance with the potential to have a significant impact on public health.
What makes it unique is that it's administered in a very user-friendly mode, without injection like the traditional flu vaccines -
it's simply sprayed into the nose with little discomfort. It also opens up the potential for flu immunization beyond the traditional high-risk population, the very young, the very old or individuals with underlying medical problems, to all healthy individuals and provide them protection against the most common cause of medically attended acute respiratory illness.

In the clinical studies, the product was shown to reduce influenza disease by 93% and to provide significant cost-benefit advantages. Aviron has executed an outstanding clinical program with studies in over 20,000 subjects. We are very eager to begin working with the Aviron team and the FDA to make the product available to healthcare providers and build on the solid base that's already been established with the product. We already have an incredible clinical team with expertise in infectious disease, pulmonology and pediatrics in place at MedImmune that can immediately step in and add value to the ongoing development program.

As many of you may recall, FluMist was reviewed by the Vaccines and Related Biologics Advisory Committee of the FDA this past summer. They found that a review of the clinical data strongly supported the efficacy of the product but that there were still several open issues related to its safety in certain patient populations. These concerns were also echoed in the complete response letter issued to the company by the FDA at the end of August. Over the past several weeks, as part of our due diligence we have had the opportunity to review the Company's draft responses to the FDA as well as new data from addition clinical studies that we are confident addresses the issues that were raised. We have enjoyed an outstanding relationship with the FDA over the past several years and believe it is important to work closely with them to be sure that all issues are addressed appropriately.

We have also had the opportunity to tour the Aviron facilities that produce the product in California, England and Pennsylvania.
Their team has done a terrific job in putting together a first class operation to manufacture the product which is quite impressive.
We believe that we can apply our experienced biologics production resources to gain further advances in manufacturing efficiencies and yields and to expand current capacities to enhance the commercial potential of the product.

In closing I'd also like to make a few comments about the R&D fit between the two companies. By overlaying Aviron's pipeline with our own, it's easy to see substantial synergies and complementarities in our programs. MedImmune has ongoing efforts in developing vaccines against E.coli to prevent urinary tract infections, Strep pneumonia and human papillomavirus. Aviron has ongoing programs to develop vaccines against Epstein Barr Virus which causes mononucleosis, herpes simplex virus, parainfluenzavirus type 3, cytomegalovirus, a virus for which we already have a product on the market, CytoGam, and RSV - a virus that we are probably more experienced in doing clinical trials with than anyone in the industry. So overall, the fit is striking, almost uncanny. Not only does Aviron's pipeline match up nicely with our medical and scientific expertise, their pipeline also adds some later-stage developmental opportunities to our product mix, with the frozen FluMist product in the regulatory review stage, the liquid version of FluMist in Phase III, and their parainfluenzavirus and EBV vaccines in Phase II. We find these synergies very compelling, and look forward to incorporating our capabilities into the development process for each of these new programs.

Let me now turn the presentation back to David.

David Mott Conclusions
I'd like to close by making just a few points.
1.       We believe this transaction offers tremendous value to both sets of shareholders.
2.       We believe that FluMist will be a blockbuster product.
3.       We are impressed with the people and facilities we have come to know at Aviron and look forward to welcoming the Aviron employees to MedImmune.

At this point, I'd like to thank you for your attention and the team here would be happy to entertain any questions you may have.

                                                                   ***

                                                                                                                           Exhibit 3

                                                         MedImmune and Aviron
                                                           Merger Fact Sheet
                                                           December 3, 2001

Transaction Details
Type of transaction: tax-free exchange offer and merger
Exchange ratio: 1.075 MedImmune shares for each Aviron share
Value of transaction: Based upon MedImmune's closing price of $44.10 on November 30, 2001, this transaction values Aviron at $47.41 per share, or approximately $1.5 billion, net of cash.
Expected closing date: First quarter 2002
Other facts:
o        A subsidiary of MedImmune will commence an offer to exchange MedImmune common stock for Aviron shares.
o        The exchange ratio is not subject to a collar
o        The exchange offer will be followed by a merger to complete the transaction for all shares not tendered in the exchange offer
o        The exchange offer is subject to customary closing conditions, including that at least a majority of Aviron's diluted shares have been tendered and antitrust clearance obtained.

MedImmune Facts
A fully integrated biotechnology company focused on developing and marketing products that address medical needs in areas such as infectious disease, immune regulation and cancer.

Marketed Products: 5
Largest Product: Synagis(R)- the 1st monoclonal antibody approved for infectious disease
Clinical-Stage Products: 6
Preclinical-Stage Products: 6
Market Capitalization: $10 billion
2000 Revenues: $540 million
2000 Net Earnings: $145 million
Total Assets (9/30/01): $1.1 billion
Employees (9/30/01): 900
Headquarters: Gaithersburg, MD
Other Facilities: Frederick, MD and Nijmegen, the Netherlands (both manufacturing)
Founded: 1988
Initial Public Offering: 1991
Listing: Nasdaq
Symbol: MEDI
Indices: S&P 500, S&P 100, Nasdaq Biotech, Nasdaq 100
Chief Executive Officer: David M. Mott

Aviron Facts
A biopharmaceutical company focused on prevention of disease through innovative vaccine technologies.

Clinical-Stage Products: 5
BLA Filing: October 31, 2000 for FluMist, a live virus vaccine delivered as a nasal mist for the prevention of influenza in children and adults
Preclinical-Stage Products: 2
Market Capitalization: $1.1 billion
2000 Revenues: $32 million
2000 Net Loss: $90 million
Total Assets(9/30/01): $555 million
Employees (9/30/01): 562
Headquarters: Mountain View, CA
Other Facilities: Philadelphia, PA and Liverpool, England (both manufacturing)
Founded: 1992
Initial Public Offering:11/5/96
Listing: Nasdaq
Symbol: AVIR
Indices: Russell 1000 Health, Nasdaq Biotech
Chief Executive Officer and Chairman: C. Boyd Clarke